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Proxy Statement/Prospectus Supplement                 Filed Under Rule 424(b)(2)
To Proxy Statement/Prospectus Dated June 23, 2000     Registration No. 333-39740


                          IMMEDIATE ATTENTION REQUIRED

            Proxy Statement of Lexington Global Asset Managers, Inc.

                     Prospectus of ReliaStar Financial Corp.

     This proxy statement/prospectus supplement supplements information contained in the proxy statement/prospectus of Lexington Global Asset Managers, Inc. and ReliaStar Financial Corp., dated June 23, 2000 relating to the proposal that Lexington stockholders approve and adopt an agreement and plan of merger dated as of February 28, 2000, among Lexington, ReliaStar, Pilgrim Capital Corporation, a wholly owned subsidiary of ReliaStar, and Pilgrim Lexington Acquisition Corp., a wholly owned subsidiary of Pilgrim, and the merger contemplated thereby. This proxy statement/prospectus supplement is not complete without, and may not be used except in connection with, the proxy statement/prospectus.

     The board of directors of Lexington has approved a merger with ReliaStar under the merger agreement and has called a special meeting of Lexington's stockholders to be held on July 26, 2000 to vote on the proposal described above. In the merger, each share of Lexington common stock outstanding immediately prior to the consummation of the merger will be converted into the right to receive $3.306 in cash and 0.231 shares of ReliaStar common stock, subject to adjustment. Alternatively, each Lexington stockholder may elect to receive all cash or all stock, subject to certain election and allocation procedures. Stockholders will receive cash in lieu of any fractional shares.

     The information in the proxy statement/prospectus mailed to Lexington stockholders on or about June 23, 2000 inaccurately states that the maximum price payable to stockholders is $10.611. This proxy statement/prospectus supplement is intended to clarify that under certain circumstances a stockholder who properly elects to receive all stock may receive an aggregate amount in excess of $10.611. On April 30, 2000 ReliaStar agreed to be acquired by the ING Group for a per-share payment of $54.00 to ReliaStar's shareholders (subject to certain conditions). On July 13, 2000, the closing share price per share for ReliaStar common stock was $52.75. Assuming that the average price of ReliaStar common stock over a five-day pricing period shortly before the completion of the merger and that ReliaStar's share price at the completion of the merger were both equal to that price, then the value of the consideration to be received in exchange for each share of Lexington common stock would be $10.919 for those stockholders who properly elect to receive all stock and no cash, assuming no additional price adjustment based on Lexington's assets under management. Those stockholders electing to receive all cash or a mix of stock and cash or who fail to submit a properly completed and signed Form of Election would receive $10.611 for each share of Lexington common stock under the same assumptions. Similarly, if the average price of ReliaStar common stock over such period were equal to less than $25.625, stockholders electing to receive all stock would receive less consideration than those stockholders who receive all cash or a mix of stock and cash.

     Stockholders who wish to change a previously submitted form of election should review the supplement to the form of election and letter of transmittal attached hereto, follow the instructions for revocation and submit a new form of election.
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     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of ReliaStar common stock to be issued in the merger or passed upon the accuracy or adequacy of the proxy statement/prospectus or this proxy statement/prospectus supplement. Any representation to the contrary is a criminal offense.

     The date of this proxy statement/prospectus supplement is July 14, 2000.